Filed by Ideanomics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ideanomics, Inc.

Commission File No. 001-35561

VIA Motors

Shareholders’ Conference Call and Webcast

September 8, 2021, 1pm ET

Presenters

Alan Perriton – President, VIA Motors International

Bob Purcell - Chief Executive Officer, Via Motors International

Alfred Poor - Chief Executive Officer, Ideanomics

Richard Clayton – Executive Vice President and General Counsel, VIA Motors International

Robin Mackie - President of Ideanomics Mobility

Tony Sklar – Senior Vice President, Investor Relations, Ideanomics

Operator

Hello and welcome to the VIA Motors’ Shareholder Conference Call and Webcast. At this time, all participants are in a listen-only mode. If anyone should require operator assistance, please press star-zero on your telephone keypad. A question and answer session will follow the formal presentation.

It's now my pleasure to introduce your host, Alan Perriton, President, VIA Motors International. Please go ahead, sir.

Alan Perriton

Good day, everybody. And thank you so much, operator. Thank you to all participants on the call today. This is the VIA Motors’ shareholders’ conference call. Joining me, I am pleased to have Mr. Bob Purcell, Chief Executive Officer at VIA; Mr. Alfred Poor, Chief Executive Officer of Ideanomics; Mr. Dick Clayton, our Executive Vice President and General Counsel; Mr. Robin Mackie. President of Ideanomics Mobility, and Mr. Tony Sklar, Senior Vice President of Investor Relations for Ideanomics.

A webcast of today's call will be prepared and available on our corporate website for a minimum of 30 days. As a reminder, this conference call is being recorded.

Before we begin, it’s important to point out that this discussion will contain forward-looking statements with respect to the proposed transaction, including statements regarding the benefits of the transaction, the expected consideration, and the anticipated timing of the transaction. Forward-looking statements are, by their nature, subject to risks and uncertainties. You are cautioned not to put undue reliance on forward-looking statements. In addition, other risks are more fully described in Ideanomics’ public filings with the U.S. Securities and Exchange Commission, which can be reviewed at www.sec.gov.

On August 30, 2021, Ideanomics announced it had entered into an agreement to acquire VIA Motors International for an aggregate consideration of up to $630 million in an all-stock transaction for a 100% ownership stake, subject to customary closing conditions and the Ideanomics shareholder approval. Today’s call will discuss the transaction and provide information for VIA’s shareholders.

The format of today's call will be as follows. Mr. Bob Purcell, our VIA CEO, will speak to the acquisition and business model; and Mr. Alfred Poor, CEO at Ideanomics, will speak to the acquisition highlights and the business strategy. Additionally, Mr. Dick Clayton, EVP and General Counsel, will speak to some specifics of the transaction. And if time permits, management will take a few questions at the end.

I am now excited to hand the conversation over to Mr. Bob Purcell, VIA’s CEO.

Bob Purcell

Thank you, Alan. Good day to everyone. I am Bob Purcell, CEO of VIA Motors. Thank you and welcome to our investors who are joining us today.

This announced transaction is an outstanding milestone and a great day for VIA Motors. All of us at VIA are delighted to join the Ideanomics family. As a leading electric commercial vehicle OEM, VIA designs and will manufacture a portfolio of class 2 to class 5 electric commercial vans and trucks launching in 2023.

Combining VIA with Ideanomics facilitates significant synergies between the two companies, leveraging development and marketing across the subsidiaries, providing solutions for charging infrastructure, financing of both vehicles and charging, and sourcing of propulsion components. We are very excited to become part of the Ideanomics family to usher in the new era of e-mobility.

VIA Motors is changing last and mid mile delivery with innovative and affordable electric commercial vehicles. Ideanomics financial and personnel resources provide the backing VIA needs to pursue an array of exciting growth prospects. All of us at VIA Motors are delighted to join the team to further the long-term growth strategy at Ideanomics. It is my pleasure to now introduce you to Ideanomics CEO, Alfred Poor. Alf.

Alfred Poor

Good day, everyone. Thank you Bob! I'm extremely pleased to speak with you about Ideanomics acquisition of VIA Motors.

VIA is a perfect strategic fit for Ideanomics. This acquisition represents a transformational milestone for Ideanomics, notably our largest to date in our company's history, which will further enhance our competitive leadership position in the global commercial EV market by adding strong innovation capabilities from VIA to our growing portfolio of leading companies in the commercial EV market.

We are very pleased to incorporate VIA Motors market-leading EV business, its proprietary skateboard platform, its proven management team, and its experienced employees into the Ideanomics family. This acquisition is aligned with our long-term strategy, and provides us an immediate leadership position in a rapidly growing market and yet another path to accelerate Ideanomics' growth and profitability.

It also provides Ideanomics with full OEM manufacturing capabilities that will reap dividends to our other divisions. VIA's products and services for global fleet operators are highly synergistic with Ideanomics and will significantly complement our end-to-end mobility ecosystem.

Again, it's a transformative deal for Ideanomics as we continue to grow as a leader in the commercial EV space. And with that, we are here to help establish VIA as a market disruptor. Finally, we are excited to welcome Bob and his team to the Ideanomics family. Over to you, Dick.

Dick Clayton

Thank you Alf. We want to provide some more information about the transaction as it affects VIA shareholders. The transaction is a stock for stock arrangement, with VIA shareholders receiving publicly registered Ideanomics shares at the closing of the merger. Those shares are subject to trading restrictions as described in the Merger Agreement, with no lockup for shareholders holding less than 33,000 VIA shares, a six month lockup for shareholders holding 33,000 shares or more and certain other specific provisions. The bulk of VIA’s prior outstanding debt was converted to VIA shares in order for Ideanomics to provide $50 million dollars in new debt financing to VIA.

The merger agreement values VIA at $450 million dollars, with a potential earnout of up to $180 million dollars, or 40% of the base valuation. After adjusting for transaction expenses, holdbacks and other items, we estimate that the price per share of VIA common stock at merger closing will range from $5.30 to $6.00. We estimate that each VIA share will be exchanged into between 2.26 and 2.56 Ideanomics shares. The holdbacks and earnout are subject to specific requirements in the agreement, and as and to the extent these are satisfied, former VIA shareholders will receive additional Ideanomics shares. The earnout is contingent upon pre-established vehicle delivery volume thresholds through 2026. Please refer to Ideanomics SEC filings for additional information.

The transaction is subject to regulatory approval, Ideanomics shareholder approval, and other customary closing conditions and is expected to close immediately following the Ideanomics shareholders’ meeting. The agreement has unanimous support from both the Ideanomics Board of Directors and the VIA Board of Directors. VIA shareholders have provided voting and support agreements in favor of the transaction of at least 65%.

At some point in the next couple of months, you will receive a request to complete a Letter of Transmittal as well as a written consent. The Letter of Transmittal will ask you to confirm your contact information, number of shares and certain other items. In the meantime, please make sure that VIA has your most recent contact information, which you can provide to Tammy Myers at tammy.myers@viamotors.com.

With that, I will turn it back to Bob.

Bob Purcell

Thank you, Alf and Dick. By coming together with Ideanomics, we believe we can further accelerate all of our strategic plans and bring tremendous opportunities and value to our customers and our shareholders. Thank you all. I'll hand this call back to Alan Perriton.

Alan Perriton

Thank you! This concludes our management prepared remarks and we'll now have a chance to take a few questions. Operator, could you just let our folks on the line know how to raise their hand?

Operator

Absolutely. If you'd like to ask a question at this time, please press star-one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star-two if you'd like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Once again, please press star-one at this time. Our first question is coming from xxx from xxx. Your line is now live.

Question 1

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Response – Bob/Robin

xxxxxx

Question 2

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Response - Dick

xxxxxx

Question 3

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Response - Dick

xxxxxx

Operator

Thank you. We have reached the end of our question and answer session. I'd like to turn the floor back over to management for any further or closing comments.

Alan Perriton

Thank you very much, And again, I'd like to thank all of the participants on the call today, ~~as~~ especially Mr. Alf Poor, the CEO of Ideanomics and Mr. Dick Clayton, EVP and General Counsel here at VIA, and of course, Mr. Bob Purcell, the CEO of VIA Motors.

This is all the time that we have for today, and this concludes the VIA Motors’s shareholders’ call. We urge you to refer to the Ideanomics SEC filings for any information that you need. The power point and recording of this call will soon be made available on our website at viamotors.com/shareholder.html. Password: IV9375. You can find the link and password information in the same email we sent you to notify you of this call.

To be alerted to news, events, and other information in a timely manner, we recommend you follow us on social media, and explore our website at www.Viamotors.com and www.Ideanomics.com. Thank you, everyone, for participating on the call today.

Operator
Thank you. You may now disconnect and have a wonderful day. We thank you for your participation today.